LONE OAK ACQUISITION CORPORATION ENTERS INTO DEFINITIVE

MERGER AGREEMENT

Wanchai, Hong Kong, October 24, 2013—Lone Oak Acquisition Corporation (OTC Bulletin Board: LOKAF) (“Lone Oak”) and Arabella Exploration, LLC (“Arabella”) announced that on October 23, 2013, Lone Oak entered into a Merger Agreement (“Agreement”) with Arabella whereby Arabella will merge with Lone Oak’s wholly owned subsidiary Arabella Exploration Corp.

Arabella is a leader in unconventional oil and natural gas acquisition, exploration and development in the Delaware Basin of Texas. Arabella specializes in horizontal drilling and completions in the technically challenging, oil rich, over pressured region of the Delaware Basin, where multi-stage completions using hydraulic fracturing, or “fracing”, are employed to extract hydrocarbons from the Basin’s stacked pay zones.

Lone Oak Chairman Berke Bakay commented, “We are delighted to announce a deal with a rapidly growing oil company with such a highly skilled team – the Delaware Basin is one of the fastest growing oil plays in the world and Arabella is positioned to capitalize on its development”. Current estimates for the Delaware Basin indicate that the Original Oil in Place, or the total gross amount of oil projected to be present in the formation, could be greater than that in the Bakken play and is expected to have lower development costs per barrel.

The Delaware Basin is a liquid rich unconventional resources play. Unlike other similar plays, such as the Bakken, the Delaware Basin is comprised of siltstone as well as shale, and, as a result of the less dense and more permeable rock, generally fewer frac stages are required per horizontal well. This could potentially result in more oil at a lower development cost than is typical in plays such as the Bakken and the Eagle Ford. Additionally, the Delaware Basin includes a significantly thicker cumulative net pay across multiple formations, including the Avalon, Bone Springs and Wolfcamp, creating the opportunity for comparatively greater recoveries.

Arabella currently has approximately 11,000 gross and 5,000 net acres leased in the Delaware Basin. The management of Arabella has extensive experience in land acquisition and horizontal drilling and completions, and, with those skills, secured what it believes to be desirable lease acreage amenable to horizontal development. Arabella is currently drilling its fifth horizontal well and recently completed a second lateral in the upper section of one of its earlier horizontal wells. Its most recently completed well initially produced, on a gross basis, over 1,200 barrels of oil equivalent (“BOE”) per day and had a peak 30 day average production rate over 630 BOE per day from a single lateral completion. As of October 1, 2013, Arabella had over 120 BOE per day in production net to its working interest, or percent of participation in each well, with the lower lateral of the SM Prewitt well shut in due to the addition of a second lateral in the upper portion of the wellbore. According to its reserve report of August 2013, Arabella has approximately $85 million in proved, probable and possible reserves.

Jason Hoisager, President of Arabella, commented, “With our extensive experience in identifying land to lease and in drilling high return horizontal wells, combined with the financial resources of Lone Oak, we expect to continue to increase our oil production and reserves as well as expand our acreage position under lease”.

DETAILS OF THE MERGER AGREEMENT

The Agreement, among other things, provides that Lone Oak will issue 4.8 million ordinary shares at closing. Lone Oak currently has 2.1 million ordinary shares outstanding and warrants to purchase 10.7 million ordinary shares outstanding, inclusive of the management shares and warrants.

Of the shares issued at closing, 1.7 million will be subject to escrow in addition to management lock-up provisions. Arabella will gain the right to have one-third of the escrow shares released by achieving certain growth targets in its proven reserves at each of December 31st 2014, 2015 and 2016 as follows:

Date	Benchmark	Shares Released from Escrow

December 31, 2014	Proven reserves 100% greater than at closing of the Merger	568,334

December 31, 2015	Proven reserves 66% greater than on December 31, 2014	568,334

December 31, 2016	Proven reserves 33% greater than on December 31, 2015	568,334

Proven reserves will be determined by Arabella’s third party reserve engineers and achievement of the goals will be subject to maximum cost per barrel in the development of the reserves and a maximum level of general and administrative costs at the Company.

Closing of the transaction is subject to certain conditions specified in the Agreement, including that $5,000,000 of net cash remain in Lone Oak post transaction.

ABOUT LONE OAK ACQUISITION CORPORATION

Lone Oak is a blank check company organized under the laws of the Cayman Islands on June 17, 2010 as an exempted company with limited liability. Exempted companies are Cayman Islands companies wishing to conduct business outside the Cayman Islands. As an exempted company, Lone Oak is able to avoid direct taxation from the Cayman Islands government for a period of 20 years if such direct taxation were ever introduced in the Cayman Islands by obtaining a tax undertaking from the Cayman Islands government. Lone Oak was formed with the purpose of acquiring, through a merger, share exchange, asset acquisition, plan of arrangement, recapitalization, reorganization or similar business combination, one or more operating businesses, or control of such operating businesses through contractual arrangements. The nature of a target business was not limited to any industry or geographic location. In March of 2011it completed its initial public offering from which it derived gross proceeds of $32 million. Lone Oak currently has 2.1 million ordinary shares outstanding and 10.7 million warrants inclusive of the management shares and warrants as adjusted for its now terminated 10b5-1 plan, and two previous tender offers on February 25, 2013 and August 21, 2013. The net proceeds of the IPO were deposited in a trust account and such funds will be released only upon the consummation of the business combination or to holders of Lone Oak’s ordinary shares in connection with its liquidation and dissolution. Lone Oak is a “foreign private issuer” under the US federal securities laws.

ADDITIONAL INFORMATION

The planned tender offer for the ordinary shares of Lone Oak to be conducted in connection with the business combination described herein has not yet commenced. Each description contained herein is not an offer to buy or the solicitation of an offer to sell securities. The solicitation and the offer to buy Lone Oak ordinary shares will be made pursuant to an offer to purchase and related materials that Lone Oak intends to file with the Securities and Exchange Commission (the “SEC”). At the time the offer is commenced, Lone Oak will file a tender offer statement on Schedule TO and other offer documents with the SEC. The business combination tender offer documents (including an offer to purchase, a related letter of transmittal and other offer documents) will contain important information that should be read carefully and considered before any decision is made with respect to such tender offer. These materials will be sent free of charge to all security holders of Lone Oak when available. In addition, all of these materials (and all other materials filed by Lone Oak with the SEC) will be available at no charge from the SEC through its website at www.sec.gov. Security holders of Lone Oak are urged to read the business combination tender offer documents and the other relevant materials when they become available before making any investment decision with respect to the business combination tender offer because they will contain important information about the business combination tender offer, the acquisition described herein and the parties to the acquisition.

SAFE HARBOR

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Statements preceded or followed by or that otherwise include the words "believes," "expects," "anticipates," "intends," "projects," "estimates," "plans," and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. Forward-looking statements in this release also include statements about business and economic trends. Investors should also consider the areas of risk described under the heading "Forward Looking Statements" and those factors captioned as "Risk Factors" in the Company's periodic reports under the Securities Exchange Act of 1934, as amended, or in connection with any forward-looking statements that may be made by the Company.

The Company also disclaims any duty to comment upon or correct information that may be contained in reports published by the investment community.

For further information please contact:

Lone Oak Acquisition Corporation

Tel: +1(646) 450-8808